

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 4, 2018

Via E-mail
Iehab J. Hawatmeh
Chief Executive Officer
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

> **Re: CirTran Corporation**
> **Form 10-12G**
> **Filed May 11, 2018**
> **File No. 000-49654**

Dear Mr. Hawatmeh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Directors and Executive Officers, page 16

1. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the company in light of the company's business and structure, as required by Item 401(e)(1) of Regulation S-K.

Summary Compensation Table, page 17

2. Please revise the table to include the amount that Mr. Hawatmeh earned in 2017 as salary and bonus but that has been accrued, as required by Item 402(n)(2)(iii) of Regulation S-K. See Instruction 4 to Item 402(n).

<u>Item 15. Financial Statements and Exhibits, page 24</u>

3. Please update your financial statements to include the interim financial statements for the period ended March 31, 2018. See Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: James R. Kruse, Esq.
    Michael Best & Friedrich, LLP